
July 20, 2018

Steve Slome
Chief Executive Officer
Web Global Holdings Inc.
3940 Laurel Canyon Blvd #160
Studio City, CA 91604

> **Re: Web Global Holdings Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 27, 2018**
> **File No. 024-10841**

Dear Mr. Slome:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2018 letter.

Form 1-A/A

Item 7: Description of Business
Current Production Projects, page 18

1. We refer to prior comment 5 and your revised disclosure on page 18 with respect to revenue generation. Please clarify, if true, that the company does not currently have any agreements in place and has not generated any revenues based on the proposed rates. Additionally, you state on page 19 that "revenue will be generated through sponsors and syndication to broadcasters (i.e., HGTV, ABC, etc.), Netflix, Hulu and DirectTV, spectrum and foreign satellite cable companies." Please clarify whether you have

agreements with these companies and discuss material terms of the agreements, and file the agreements as an exhibit to the offering circular. To the extent you do not have agreements with the companies, please revise to so clarify.

General

2.   Please refer to prior comment 14. Please have counsel revise the legality opinion as follows:

- State the current name of the company, which is Web Global Holdings, Inc. and not Web Holdings Group, Inc.
- The par value of common stock at $0.0001 and not $0.00001.

You may contact Brittany Ebbert, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

Division of Corporation Finance
Office of Information Technologies
and Services